UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter and year ended March 31, 2011
Commission File Number 001-34837

MAKEMYTRIP LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Mauritius
(Jurisdiction of incorporation or organization of registrant)

103 Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Earnings release of MakeMyTrip Limited dated May 11, 2011.
Ex-99.2 Consolidated Financial Statements for the year ended March 31, 2011.

Other Events
On May 11, 2011, MakeMyTrip Limited issued an earnings release announcing its unaudited financial results for the fiscal fourth quarter 2011 (i.e. quarter ended March 31, 2011) and its audited financial results for fiscal year 2011 (i.e. year ended March 31, 2011). A copy of the earnings release dated May 11, 2011 is attached hereto as Exhibit 99.1. A copy of the audited consolidated financial statements for the year ended March 31, 2011 is attached hereto as Exhibit 99.2.

Exhibit

	99.1	Earnings release of MakeMyTrip Limited dated May 11, 2011.

	99.2	Consolidated Financial Statements for the year ended March 31, 2011.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: May 11, 2011

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated May 11, 2011.

99.2	Consolidated Financial Statements for the year ended March 31, 2011.

— Report of Independent Registered Public Accounting Firm
— Consolidated Statements of Financial Position as of March 31, 2010 and 2011
— Consolidated Statements of Comprehensive Income (Loss) for the years ended March 31, 2009, 2010 and 2011
— Consolidated Statements of Changes in Equity (Deficit) for the years ended March 31, 2009, 2010 and 2011
— Consolidated Statements of Cash Flows for the years ended March 31, 2009, 2010 and 2011
— Notes to the Consolidated Financial Statements as of March 31, 2009, 2010 and 2011